servicenow

Investor Outreach for June 1, 2023 Annual Shareholders Meeting



Executive Summary

Strong Growth and Continued Progress Against Financial and Strategic Priorities

- Sustained strong organic growth at an unprecedented scale, with continued outperformance and strategic initiatives differentiates us as we work towards becoming the Defining Enterprise Software Company of the 21st Century

Responsive to Shareholder Feedback on Compensation Program

- Following our 2022 Annual Meeting, we engaged extensively with our shareholders who expressed support for our ongoing compensation program
- In response to shareholder concerns with our 2021 performance-based stock option award ("PSO Award") program, our Compensation Committee made a commitment to not issue large one-time equity awards (see slide 5)

Diverse and Experienced Board

- New director, Deborah Black, brings diversity to our board and extensive technology, product, business and management experience at large publicly-traded technology companies
- Our directors bring a diverse set of backgrounds and expertise necessary to provide rigorous oversight

Thoughtful Use of Equity Incentives for Employees

- Additional shares are required to continue our broad-based equity grant practice; approximately 95% of all shares granted in 2022 were to employees who are <u>not</u> executive officers

Progress on our ESG Journey

- We continue to progress our ESG initiatives and enhance our product line, enabling us to help customers activate their ESG strategies

servicenow.

Success for our Customers Drives Superior Returns for our Investors

We continue to drive operational excellence and long-term share price outperformance

Non-GAAP Subscription Revenues[1]



+28%
+29%
$4.27B
$5.50B
$7.17B
2020
2021
2022

Renewal Rates[1]



98%
98%
98%
2020
2021
2022

Customers >$1M Annual Contract Value[1]



23% CAGR
1,082
1,346
1,637
2020
2021
2022

Long-Term Total Shareholder Return (TSR)[2] – Five Years



Over $56B increase in market capitalization over five years (2)
298%
150%
157%
275%
NOW
2022 Proxy Peers
S&P 500
S&P 500 Systems Software

Note: Numbers are rounded for presentation purposes.
(1) See slide 13 for additional discussion on non-GAAP subscription revenues, renewal rates and annual contract value.
(2) Source: S&P Capital IQ, based on closing price on December 30, 2022. 2022 Proxy Peers only include companies that were publicly traded as of December 30, 2022.

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Our People are Our Greatest Asset

To capture our tremendous opportunity, we will continue to hire and invest for growth

Our long-term success and ability to remain competitive depend on our talent

- Despite macroeconomic turmoil and headwinds affecting the technology sector, we **continue to invest and grow our workforce in 2023** – which **doubled** from three years ago
- Virtually all growth has been organic as we have expanded our workforce to **scale our operations and achieve our revenue and customer growth objectives**
- We are on track for continued growth over the next several years to **capture the opportunity in front of us**



NOW Employee Count
8,154
10,371
13,096
16,881
20,433
FY18
FY19
FY20
FY21
FY22

Shareholder Engagement and Our Response

Our Compensation Committee regularly evaluates feedback on our compensation program

Vote Result

After strong 90% support on our compensation program in 2021, we had a disappointing Say-on-Pay vote in 2022

Action

After our 2022 Annual Meeting, we:

- **Reached out** to shareholders representing 61% of our total shares outstanding(1)
- **Engaged with** shareholders representing 46% of our total shares outstanding(1)

Feedback

Shareholders generally **approved** our compensation program (unchanged from 2021) and the rationale for and design of the one-time 2021 PSO Awards.

Their primary concern was the size of the 2021 PSO Awards

Commitment

We maintained our ongoing program design and **committed to not issue additional special option awards*** to any NEO who currently holds an outstanding award, for so long as such PSO Award is outstanding and its performance period is ongoing (through September 2026), except in connection with promotions

*** This commitment includes large one-time equity awards of *any* variety**

(1) Represents approximate ownership of shares outstanding as of September 30, 2022.

Compensation Program Supports Business Priorities

Program design links payout to financial and operational performance creating shareholder value

Element	Structure	Purpose
Base salary	Fixed compensation in line with market and peer group practices	• Market- and peer group- aligned compensation to attract and retain talent
Annual Cash Incentive Plan	**Company Performance Metrics** **60% NNACV[1]** **20% Non-GAAP Sub. Rev.** **20% Non-GAAP Op. Margin** (Weighted 75%) + **Individual Goals** (Weighted 25%) **Includes 40% ESG Goals** = **Bonus Payout**	• Aligns to growth plan strategy and incentivizes achievement of pre-defined performance objectives • Diversified mix of rigorous metrics to drive growth and shareholder value creation • **2022 payout was 90.2% of target value**
Long-Term Incentive Plan	**PRSUs (80%):** Three-year vesting period 1-Year Performance Determines "Eligible Shares" NNACV (70%) & FCF Margin (30%) Eligible Shares 30% 15% 15% 20% 20% 20% 1st Vest 2nd Vest 3rd Vest 4th Vest +/- 20% Final Vest Final Eligible Shares 3-Year Performance Determines "Final Eligible Shares" TSR of NOW vs. S&P 500 – Up to 20% of Eligible Shares Can be Lost/Added	• Incentivizes long-term shareholder value creation and strong sustained financial performance • Aligns to shareholder interests and long-term strategy • Multi-year vesting provides retention incentive and discourages focus on short-term success • **2022 payout was 86.2% of target value** *(subject to 3-year TSR modifier)*
	Time-Based RSUs (20%): Four-year vesting period	• Encourages behavior and initiatives that support sustained stock price growth; also acts as an effective retention tool

servicenow. (1) At least 85% of NNACV target must be met for funding.

Compensation Discussion Topics with Shareholders

Separate from the PSO quantum concerns, we discussed ongoing features of our pay program

Discussion Topic	ServiceNow Consideration

Use of NNACV in both the annual cash incentive plan and the LTIP	• NNACV is unique to our business model by **driving both short- and long-term success**
	  • **NNACV drives our short-term success** by measuring new business in a given year
	  • **NNACV drives our long-term success** as our customer contracts typically are for three years and are nearly always renewed. Thus, a new contract represents multiple years of revenue

One-year performance period in the LTIP	• One-year performance periods allow us to set **more aggressive targets** – consistently set **above prior year performance** • One year of NNACV **drives multiple years of revenue**, while a longer performance period for free cash flow margin would **risk payouts being affected** by factors outside our control and would **disincentivize cash investments** • Our aggressive one-year periods, when combined with the three-year TSR modifier, motivate **achievement of challenging goals and the creation of shareholder value**, while aligning payouts with the shareholder experience
Comparator group used for rTSR	• The Compensation Committee is **actively seeking shareholder feedback** on a potential alternative to the S&P 500 but believed it would be prudent to see the initial performance period completed before another potential change
Disclosure of non-financial metrics	• We are considering **restructuring individual strategic goals** and are assessing potential areas for **enhanced disclosure**
Quantum of CEO pay	• We operate in a **hyper-competitive market** for talent. Pay for all executives is set after assessing detailed market information and considering individual performance, “hire away” risk and criticality to ServiceNow

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Equity Incentive Plan Use

Requesting approval of an additional 10,100,000 shares for our 2021 Equity Incentive Plan[(1)]

Proposed plan supports **broad-based equity grants**

- We have provided opportunity for **87% of our employees** to receive equity grants. Approximately **95% of our shares** granted in 2022 were to **employees who are not executive officers**
- We have experienced **rapid organic growth of our workforce** – **our workforce increased by 21% from 2021 and doubled in size from three years ago** – we expect it will continue to grow over the next several years
- Our **long-term success and our ability to remain competitive depend on talent;** the upsize will enable us to continue to attract, retain and motivate talent in a hypercompetitive market

ServiceNow is committed to the **responsible use of equity** – three-year average **burn rate of 1.70%** and current **overhang of 6.14%[(2)]** highlights our efforts to limit dilution

Equity Incentive Plan is designed with best practices in mind

- No rollover of shares
- No "liberal" share recycling
- No "liberal" change in control definition
- No dividends on unvested awards
- No evergreen provision
- No option repricing without shareholder approval
- No excise tax gross ups
- No "single trigger" change in control acceleration, no "liberal" change in control definition
- Limits on non-employee director cash and equity compensation
- Ability to clawback awards under our clawback policy

(1) This amount will be reduced by any shares granted under our 2022 New-Hire Plan from February 28, 2023 to June 1, 2023.
(2) As of February 28, 2023. For definitions of "burn rate" and "overhang", please refer to page 35 of our 2023 Proxy Statement.

Diverse and Experienced Board

Comprised of directors with diverse backgrounds and expertise to provide rigorous oversight



Bill McDermott

Board Chairman & CEO



Jeffrey Miller Comp. Cmte. Chair

Lead Independent Director
President & CEO,
JAMM Ventures



Fred Luddy

Founder



Deborah Black NEW Joined in 2023

VP, Head of Engineering, Netflix

Brings extensive technology, product, business and management expertise



Susan Bostrom Nom. & Gov. Cmte. Chair

Fmr. EVP, CMO & Head of Worldwide Govt. Affairs, Cisco Systems



Teresa Briggs Audit Cmte. Chair

Fmr. Vice Chair & West Region Managing Partner, Deloitte



Jonathan Chadwick

Fmr. EVP, CFO & COO, VMware

For Board's consideration of other directorships, see pages 25-26 in Proxy



Paul Chamberlain

Fmr. Managing Director & Co-Head of Global Tech. Banking, Morgan Stanley



Larry Jackson

Founder and CEO, gamma; Fmr. Global Creative Director, Apple Music, Apple



Larry Quinlan

Fmr. Global CIO, Deloitte



Anita Sands

Fmr. Group Managing Dir. & Head of Change Leadership, UBS Financial Services

Key Director Relevant Experiences and Qualifications(1)	
Software Industry	Multi-Product/Multi-Segment
Public Company Senior Exec	Leadership in Global Operations
High Growth and $5B+ Annual Revenue	Emerging Technologies and Architectures
Public Company Director	Large Scale Transformations
Risk Management	M&A, Debt and Equity Financing, Strategic Transactions
Financial Expertise	Non-Corporate Experience (Non-Profits and Education)

Tenure



6.5-Year Median Tenure
4
5
2
0 - <4 years
4 - <9 years
9+ years

Independence



82% Independent
2
9
Not Independent

Diversity



55% Diverse
2
4
5
Ethnic Minority
Female
White/Male

servicenow. (1) Detailed skills matrix is included in the Proxy

Activating ESG with ServiceNow

We help customers and partners turn their ESG strategy into action powered by the Now Platform

1 **The Power of ServiceNow Solutions to address ESG**
(ESG Command Center, Supply Chain Risk Management, HR Service Delivery)

Environmental	Social	Governance

2 **Leverage ServiceNow products for ESG use cases** (ESG Management, Vendor Risk Management, Safe Workplace Suite)

3 **Use Creator Workflows for industry and customer-specific needs**

4 **Get a running start with the ServiceNow Store** (integrations, content, partner-built apps)

ServiceNow Platform

External Data Sources

Global Impact

Three pillars underpin our ESG strategy and are enabled by our Now Platform and solutions

Sustaining Our Planet (Environmental)
Championing the transition to a net-zero world

Highlights

- Remain on track to achieve Science Based Targets approved by SBTi
- 48.2% of our suppliers by spend have approved or committed to science-based targets
- 100% renewable electricity
- Carbon neutral cloud for our customers
- Initiated water risk assessment

Creating Equitable Opportunity (Social)
Making work more equitable, accessible, and rewarding for all people

Highlights

- Maintained systematic pay equity company-wide
- Contributed $12+ million in community cash and in-kind grants, corporate match, and rewards
- Further expanded our learning platform, leadership training and development for our people

14.7%
URG[(1)] representation (+.9% point YoY)

32.5%
women representation globally (+1.9% points YoY)

32.3%
women in leadership representation globally (+2.2% points YoY)

Acting with Integrity (Governance)
Building trust through ethical, transparent, and secure business practices

Highlights

- Increased our ESG ratings such as S&P Global CSA
- Qualified as a constituent for second year on the Dow Jones Sustainability Index North America
- Expanded our cybersecurity team and conducted independent cybersecurity audit
- Adopted Corporate Political Contributions and Industry Association Policy
- Launched human rights training

(1) URG – Underrepresented groups representation includes Black or African American, Hispanic or Latinx, two or more races, Native American or Alaska Native, and Native Hawaiian or Pacific Islander.

We Appreciate Your Support at the 2023 Annual Shareholders Meeting

Board Voting Recommendations

1. **FOR** the election of directors
2. **FOR** the advisory vote to approve the compensation of our named executive officers
3. **FOR** the ratification of the appointment of PricewaterhouseCoopers LLP as our independent auditor
4. **FOR** the approval of amended and restated 2021 Equity Incentive Plan
5. **FOR** the election of Deborah Black as a director

Safe Harbor and Other Information

This presentation contains "forward-looking" statements that are based on our management's beliefs and assumptions and on information currently available to management. Forward-looking statements include information concerning our possible or assumed strategy, future operations, financing plans, operating model, financial position, future revenues, projected costs, competitive position, industry environment, potential growth opportunities, potential market opportunities, plans and objectives of management, the effects of competition on our business and customer trends.

Forward-looking statements include all statements that are not historical facts and can be identified by terms such as "anticipates," "believes," "could," "seeks," "estimates", "targets," "guidance," "expects," "intends," "may," "plans," "potential," "predicts," "prospects," "projects," "should," "will," "would" or similar expressions and the negatives of those terms, although not all forward-looking statements contain these identifying words.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Additionally, these forward-looking statements, involve risk, uncertainties and assumptions based on information available to us as of the date of this presentation, including those related to our future financial performance, global economic conditions and demand for digital transformation. Many of these assumptions relate to matters that are beyond our control and changing rapidly, including, but not limited to, fluctuations in the value of foreign currencies relative to the U.S. Dollar; fluctuations in interest rates; the impact of the Russian invasion of Ukraine and bank failures on macroeconomic conditions; inflation; and fluctuations and volatility in our stock price. If any such risks or uncertainties materialize or if any of the assumptions prove incorrect, our results could differ materially from the results expressed or implied by the forward-looking statements we make. Further information on these and other factors that could cause or contribute to such differences include, but are not limited to those discussed in the "Risk Factors" section in our Annual Report on Form 10-K filed for the year ended December 31, 2022 and in our other Securities and Exchange Commission ("SEC") filings. We cannot guarantee that we will achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements.

Forward-looking statements represent our management's beliefs and assumptions only as of the date of this presentation. We undertake no obligation, and do not intend, to update these forward-looking statements, to review or confirm analysts' expectations, or to provide interim reports or updates on the progress of the current financial quarter.

This presentation includes certain non-GAAP financial measures as defined by SEC rules. For additional information concerning the non-GAAP financial measures please refer to our earnings release for the full-year ended December 31, 2020, December 31, 2021, December 31, 2022, available on our investor relations website.

Non-GAAP subscription revenues and growth rates are adjusted for constant currency. To present this information, current period results for entities reporting in currencies other than U.S. dollars ("USD") are converted into USD at the average exchange rates in effect during the comparison period, rather than the actual average exchange rates in effect during the current period. Subscription revenues was $4,286 million, $5,573 million and $6,891 million for 2020, 2021 and 2022, respectively. Year on year subscription revenue growth rate was 30% and 24% for 2021 and 2022, respectively.

We adjust our renewal rate for acquisitions, consolidations and other customer events that cause the merging of two or more accounts occurring at the time of renewal. As our renewal rate is impacted by the timing of renewals, which could occur in advance of, or subsequent to, the original contract end date, period-to-period comparison of renewal rates may not be meaningful.

Annual Contract Value is calculated based on the foreign exchange rate in effect at the time the contract was signed. For additional information, please see the discussion under the sections titled "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metrics*" in our Annual Reports on Form 10-K for the years ended December 31, 2022 and 2021.